The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement Dated August 13, 2019

Filed pursuant to General Instruction II.L of Form F-10

File No. 333-224432

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated May 4, 2018)

US$ $ per Unit

We are hereby qualifying for distribution (this “Offering”)             units (“Units”) of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) at a price of US$             per Unit. The Units will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated                          , 2019 between us and Ladenburg Thalmann & Co. Inc. (the “Underwriter”). See “Underwriting” for additional information. The Underwriter will only sell the Units offered pursuant to the Offering in the United States. No Units offered pursuant to the Offering will be sold to Canadian purchasers.

Each Unit is comprised of one common share of the Corporation (each, a “Unit Share”) and                          common share purchase warrant of the Corporation (each, a “Warrant”). Each Warrant is exercisable into one common share of the Corporation (each, a “Warrant Share”) at an exercise price of $                          per Warrant Share at any time prior to 5:00 p.m. (New York City time) on the date that is five years following the closing of the Offering (the “Warrant Expiry Date”), subject to adjustment in certain events. The Warrants will be governed by a warrant agency agreement to be entered into on the Closing Date (as defined below) between the Corporation and American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agency Agreement”). The Unit Shares and Warrants comprising the Units are immediately separable and will be issued separately in this Offering. See “Description of Securities Being Distributed” for additional information on the Unit Shares and Warrants.

An investment in the Units is speculative and bears certain risks. See “Risk Factors” in this Prospectus Supplement and the Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the Units described herein and exercise of the Warrants may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. You should read the tax discussion under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus Supplement and the Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Our Common Shares are listed on Nasdaq under the symbol “ONCY” and on the Toronto Stock Exchange (“TSX”) under the symbol “ONC”. On August 12, 2019, the closing price of our Common Shares on Nasdaq was US$0.97 per Common Share and on the TSX was C$1.22 per Common Share. We have applied to list the Unit Shares and the Warrant Shares distributed under this Prospectus Supplement on Nasdaq and the TSX. Listing will be subject to us fulfilling the listing requirements of Nasdaq and the TSX, respectively. The Warrants are transferable but will not be listed for trading on any exchange and as a result, there is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading and the liquidity of the Warrants. See “Risk Factors”.

Price US$           per Unit

	Price to the Public	Underwriter Fee(1)	Net Proceeds to Corporation(2)
Per Unit	US$	US$	US$
Total Offering(3)	US$	US$	US$

Notes:

(1)	The Underwriter will receive a cash commission (the “Underwriter Fee”) equal to 7.0% of the gross proceeds of the Offering, being US$ . See “Underwriting”. The Price to the Public and Underwriter Fee corresponds to (i) a Price to the Public per Unit Share of $ (or $ per Unit Share after deduction of the Underwriter Fee), and (ii) a Price to the Public per Warrant of $ (or $ per Warrant after deduction of the Underwriter Fee).

(2)	After deducting the Underwriter Fee but before deducting expenses of the Offering, estimated to be US$ , which will be paid from the net proceeds of the Offering. See “Use of Proceeds” for additional information.

(3)	The Corporation has granted to the Underwriter an option (the “Over-Allotment Option”), exercisable in whole or in part to purchase up to an additional Unit Shares (each, an “Over-Allotment Unit Share”) and/or Warrants (each, an “Over-Allotment Warrant”) (up to 15% of the number of Unit Shares and Warrants sold in the primary offering) from us at the Price to the Public for a period of 30 days from and including the date of this Prospectus Supplement to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriter Fee and net proceeds to the Corporation (prior to the deduction of the expenses of the Offering) will be US$ , US$ and US$ , respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Unit Shares and/or Over-Allotment Warrants to be issued upon exercise of the Over-Allotment Option. See “Underwriting”.

Unless the context otherwise requires, references to “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” in this Prospectus Supplement include the Over-Allotment Unit Shares, and Over-Allotment Warrants issuable upon exercise of the Over-Allotment Option, respectively.

The following table sets out information relating to the Over-Allotment Option:

Underwriter’s Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Unit Shares and Warrants	Exercisable for a period of 30 days following , 2019	US$ per Over-Allotment Unit Share and US$ per Over-Allotment Warrant

Delivery of the securities comprising the Units is expected to be made on or about                          , 2019, and in any event not later than , 2019.

If the Underwriter exercises the Over-Allotment Option in full, the total underwriting discounts and commissions payable by us will be US$                          , and the total proceeds to us, before expenses, will be US$                          . We estimate the total expenses of the Offering, excluding underwriting commissions and discounts, to be approximately US$                          .

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Underwriter, as principal, conditionally offers the Units subject to prior sale if, as and when issued by Oncolytics and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement described under “Underwriting” and subject to the approval of certain legal matters on behalf of Oncolytics by McCarthy Tétrault LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriter by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters, and by Ellenoff Grossman & Schole LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

It is anticipated that one or more global certificates representing the Unit Shares and Warrants will be issued and registered in the name of the Depository Trust Corporation (“DTC”), as directed by the Underwriter, and will be deposited with DTC on                          , 2019, or such other date as may be agreed between the Corporation and the Underwriter. No beneficial holder of such Unit Shares or Warrants will receive definitive certificates representing their interest in the Unit Shares or Warrants, as applicable. Beneficial holders of Unit Shares or Warrants will receive only a customer confirmation from the Underwriter or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Unit Shares or Warrants is acquired.

After the initial offering of Units pursuant to this Prospectus Supplement, the public offering price may be changed. See “Underwriting”.

The financial information of the Corporation incorporated by reference in the Prospectus is presented in Canadian dollars. Unless otherwise noted herein, all references to “US$”, “United States dollars” or “US dollars” are to United States dollars and all references to “C$” or “$”, are to Canadian dollars. See “Exchange Rate”.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

The date of this Prospectus Supplement is                          , 2019.

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus dated May 4, 2018

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and Units and the method of distribution of the Units and also supplements and updates information regarding Oncolytics Biotech Inc. contained and incorporated by reference in the Prospectus. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Units. Both documents contain important information you should consider when making your investment decision. If the description of the Units varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the accompanying Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find Additional Information.”

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. The Corporation and the Underwriter have not authorized anyone to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. The Corporation is offering the Units only in jurisdictions where such offers are permitted by law.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this Prospectus Supplement, “Oncolytics,” the “Corporation,” “we,” “us,” and “our” refer to Oncolytics Biotech Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the Corporation’s control, including without limitation:

·	risks related to all of our products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

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·	risks inherent in pharmaceutical research and development;

·	risks related to timing and possible delays in our clinical trials;

·	risks related to some of our clinical trials being conducted in, and subject to the laws of, foreign countries;

·	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

·	risks related to being subject to government manufacturing and testing regulations;

·	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

·	risks related to our reliance on patents and proprietary rights to protect our technology;

·	risks related to potential product liability claims;

·	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

·	risks related to our new products not being accepted by the medical community or consumers;

·	risks related to our technologies becoming obsolete;

·	risks related to our dependence on third party relationships for research and clinical trials;

·	risks related to our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. Ltd.;

·	risks related to our lack of operating revenues and history of losses;

·	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

·	risks related to other third-party arrangements;

·	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

·	risks related to potential increases in the cost of director and officer liability insurance;

·	risks related to our dependence on key employees and collaborators;

·	risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

·	risks related to the effect of changes in the law on our corporate structure;

·	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

·	risks related to fluctuations in interest rates;

·	risks related to information technology systems; and

·	risks related to our Common Shares and Warrants.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Corporation’s Annual Report (as defined below). If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements.

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The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus is made as of the date of such documents. The forward-looking information contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference in the Prospectus is expressly qualified by this cautionary statement. The Corporation does not undertake any obligation to publicly update or revise any forward-looking information except as required pursuant to applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the Prospectus:

·	our annual report on Form 20-F (“Annual Report”) dated March 15, 2019, for the year ended December 31, 2018 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form);

·	our management information circular dated March 7, 2019 relating to the annual general meeting of shareholders held on May 2, 2019;

·	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2018 and 2017, which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, together with the independent auditors’ report thereon;

·	our management’s discussion and analysis of financial condition and results of operations dated March 7, 2019, for the year ended December 31, 2018;

·	our unaudited interim consolidated financial statements, together with the notes thereto, as at June 30, 2019 and 2018, which comprise the interim consolidated statements of financial position as at June 30, 2019 and 2018, and the interim consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the three and six months ended June 30, 2019 and 2018;

·	our management’s discussion and analysis of financial condition and results of operations dated August 2, 2019, for the three and six months ended June 30, 2019.

Any documents of the type required by National Instrument 44 101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, shall be deemed to be incorporated by reference in the Prospectus.

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In addition, to the extent that any document or information incorporated by reference in the Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement and the Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consents of the Corporation’s auditor and legal counsels; (iii) the powers of attorney from the directors and certain officers of the Corporation; (iv) the Underwriting Agreement described in this Prospectus Supplement; and (v) the Warrant Agency Agreement described in this Prospectus Supplement.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference in the Prospectus contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

	Year Ended December 31
	2018(1)		2017(2)		2016(2)
Highest rate during the period	C	1.3642	C$	1.3743	C$	1.4589
Lowest rate during the period	C	1.2288	C$	1.2128	C$	1.2544
Average rate for the period	C	1.2957	C$	1.2986	C$	1.3248
Rate at the end of the period	C	1.3642	C$	1.2545	C$	1.3427

Notes:

(1)	2018 and 2017 data from the Bank of Canada reflects the daily average noon rates.
(2)	2016 data from the Bank of Canada reflects the noon exchange rates.

On August 12, 2019, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3224. Unless otherwise indicated, currency translation in this Prospectus Supplement reflect the August 12, 2019 rate.

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SUMMARY OF THE OFFERING

Issuer:	Oncolytics Biotech Inc.

Offering:	US$ aggregate amount of Units.

Price to the Public:	US$ per Unit

Over-allotment Option:	The Underwriter has the option (the “Over-Allotment Option”), exercisable in whole or in part to purchase up to an additional Unit Shares (each, an “Over-Allotment Unit Share”) and/or Warrants (each, an “Over-Allotment Warrant”) (up to 15% of the number of Unit Shares and Warrants sold in the primary offering) from us at the Price to the Public for a period of 30 days from and including the date of this Prospectus Supplement to cover over-allotments, if any, and for market stabilization purposes.

Warrants:	Each Warrant is exercisable into Warrant Share at an exercise price of $ per Warrant Share at any time prior to 5:00 p.m. (New York City time) on the date that is five years following the closing of the Offering, subject to adjustment in certain events.

Use of Proceeds:

The estimated net proceeds to be received by us from the sale of the Units will be approximately US$           (approximately C$          ), after deducting the Underwriter Fee of US$           and the expenses of the Offering, estimated at US$300,000 (or approximately US$           if the Over-Allotment Option is exercised in full).

We intend to allocate approximately US$          million for the advancement of the Corporation’s BRACELET-1 study; approximately US$          million for manufacturing and drug supply costs; US$           million for the Corporation’s intellectual property program; and the remainder for general corporate and administrative expenses. The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement. See “Use of Proceeds”.

Nasdaq Symbol:	ONCY

TSX Symbol:	ONC

Risk Factors:	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page S-10 of this Prospectus Supplement and on page 6 of the Prospectus.

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RISK FACTORS

Prospective purchasers of Units should consider carefully the risk factors set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. Discussions of certain risks affecting Oncolytics in connection with its business are set forth under “Risk Factors” in the Prospectus and in our annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the Prospectus.

Volatility of market price of the Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Special Notice Regarding Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including the Nasdaq and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

Purchasers will suffer immediate and substantial dilution

Because the price of the Common Shares under the Offering significantly exceeds the net tangible book value per share of the Common Shares, a purchaser of Common Shares in the Offering will incur immediate and substantial dilution of his, her or its investment. If the Over-Allotment Option is exercised, you will incur additional dilution. See “Dilution” in this Prospectus Supplement.

The Corporation will have broad discretion over the use of the net proceeds from the Offering and the Corporation may not use these proceeds in a manner desired by the Corporation’s shareholders

Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Corporation’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Units, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Corporation intend to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Corporation’s needs may change as the business and the industry the Corporation addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Corporation’s current expectations.

The Warrants will not be listed on any exchange

The Warrants are not listed on any exchange and the Corporation does not intend to list the Warrants on any exchange. Investors may be unable to sell the Warrants at the prices desired or at all. There is no existing trading market for the Warrants and there can be no assurance that a liquid market will develop or be maintained for the Warrants, or that an investor will be able to sell any of the Warrants at a particular time (if at all). The liquidity of the trading market in the Warrants and the sale price, if any, for the Warrants, may be adversely affected by, among other things:

·	changes in the overall market for the Warrants;

·	changes in the Corporation’s financial performance or prospects;

·	changes or perceived changes in the Corporation’s creditworthiness;

·	the prospects for companies in the industry generally;

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·	the number of holders of the Warrants; and

·	the interest of securities dealers in making a market for the Warrants.

Positive return on an investment in the Units is not guaranteed

There is no guarantee that an investment in the Units will earn any positive return in the short term or long term. A purchase under the Offering involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Units is appropriate only for purchasers who have the capacity to absorb a loss of some or all of their investment.

The Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; therefore, the Corporation’s shareholders may not be able to receive a return on their Common Shares until they sell them

The Corporation has never paid or declared any cash dividends on its Common Shares. The Corporation does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Corporation currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Corporation’s general financial condition and other factors the board of directors of the Corporation may consider appropriate in the circumstances. Until the Corporation pays dividends, which it may never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

We are a company continued under the laws of the Province of Alberta, Canada. Most of our directors and officers as well as the certain of the experts named in this Prospectus Supplement and the accompanying Prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or certain of the experts named in this Prospectus Supplement.

The Corporation is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. holders of Common Shares should be aware that the Corporation believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2018 and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period of the Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors (the “Board”). On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation (the “Consolidation”) of the Common Shares on the basis of 9.5 pre-Consolidation Common Shares for each one post-Consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary of Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

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RECENT DEVELOPMENTS

On June 5, 2019, the Corporation announced that it has entered into an agreement with Merck KGaA, Darmstadt, Germany, a leading science and technology company, which operates in the United States and Canada as EMD Serono, and Pfizer Inc. (NYSE:PFE). The agreement is to conduct a clinical study of pelareorep in combination with paclitaxel and avelumab*, a human anti-PD-L1 antibody, for the treatment of hormone-receptor positive, human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (“mBC”). The Corporation and Pfizer will equally share costs associated with the phase 2 clinical trial.

The study known as BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L 1 and paclitaxel) is an open label study that will enroll 45 patients into three cohorts with 15 patients per cohort: paclitaxel alone, paclitaxel in combination with pelareorep and paclitaxel in combination with both pelareorep and avelumab. The study will examine the expression of immune-related biomarkers to identify changes in T cell clonality between pre-treatment and on-therapy biopsies to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination will also be evaluated. During the period of the study and for 90 days after a pre-determined interim analysis, the Corporation may exclusively develop pelareorep in HR+ / HER2- mBC with Merck KGaA, Darmstadt, Germany, and Pfizer.

*Avelumab is under clinical investigation for treatment of hormone receptor-positive, human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer and has not been demonstrated to be safe and effective for this use. There is no guarantee that avelumab will be approved for HR+ / HER2- metastatic breast cancer by any health authority worldwide.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of pelareorep, a systemically administered immuno-oncology (“I-O”) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Scientific Background

Pelareorep’s anti-tumor activity is based on three modes of action which are complementary but not interdependent (see Figure 1, below):

·	Selective viral replication in permissive cancer cells which leads to tumor cell lysis.

·	Activation of innate immunity in response to the infection which results in a cascade of chemokines/cytokines causing natural killer (“NK”) cells to be activated and attack cancer cells.

·	A specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (including infected tumor cells and/or dendritic cells, “APCs”) to T cells.

Summary of Research and Development highlights

Preclinical and Translational Research data to date indicates the following:

·	Pelareorep has anticancer effects in models of metastatic cancers that can prolong survival in these models when using immuno-competent rodents.

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·	The survival benefit in animal models can be enhanced when pelareorep is given in combination with chemotherapy, immunotherapy or radiotherapy.

·	A toxic dose of pelareorep has not been reached/established in animal models and infection presents with minimal side-effects.

Clinical data to date indicate the following:

·	More than 1,400 patients have been enrolled in clinical studies conducted in the United States, Canada and the European Union. Of these, more than 1,000 patients received pelareorep, with over 930 via intravenous (“IV”) administration and over 90 by intratumoral injections (“ITu”). The remaining patients were randomized to control arms on other therapies.

·	Pelareorep has been administered as single or multiple doses (intratumoral or intravenous), either as a mono-therapy or in combination with chemotherapy, immunotherapy (e.g., checkpoint inhibitors), and radiotherapy.

·	No Maximum Tolerated Dose (“MTD”) for intravenous pelareorep as mono-therapy was defined in the two Phase 1 trials (REO 004 and 005). Dose-limiting toxicities (“DLTs”) were seen in some of the combination trials with pelareorep and chemotherapy, which generally enrolled heavily pre-treated patients.

·	When combined with chemotherapeutic agents, pelareorep does not appear to enhance either the frequency or severity of the adverse effects of the chemotherapeutic agents.

·	There is emerging evidence that pelareorep may impact overall survival (“OS”) in mBC and metastatic adenocarcinoma of the pancreas (“MAP”):

·	In a randomized, controlled Phase 2 study of paclitaxel with pelareorep versus paclitaxel alone in mBC (Canadian Cancer Trials Group IND. 213) median survival time was greater for subjects treated with paclitaxel and pelareorep (median 17.4 months) than subjects treated with paclitaxel alone (10.4 months, hazard ratio (“HR”) 0.65).

·	In a single arm study with gemcitabine plus pelareorep in first line MAP (REO 017) the median overall survival (mOS) was 10 months with a 1-year and 2-year survival of 46% and 24%, respectively.

·	In a two-arm Phase 2 randomized study (NCI 8601), patients with MAP were randomized to receive either carboplatin, paclitaxel and pelareorep (test arm) or carboplatin and paclitaxel alone (control arm). The median OS was similar for both arms, but the probability of survival at Year 2 was 20% in the test arm versus 9% in the control arm.

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Mechanism of Action

Figure 1. Proposed mechanism of action for pelareorep.

Direct cell lysis - Reovirus Replication in Permissive Cancer Cells

Selective viral replication and lysis in cancer cells and not normal cells is mediated by the host cellular protein dsRNA-activated protein kinase (“PKR”). In non-cancer cells that are infected with reovirus, PKR activates in the presence of the virus which in turn inhibits viral gene translation. However, in permissive cancer cells, PKR activation is inhibited, allowing for viral gene translation and eventual cell lysis.

It was originally established that selective lysis with reovirus was mediated by tumor cells with an activated rat sarcoma virus oncogene (“RAS”) pathway, since active RAS inhibits PKR activation. However, more recent investigations have revealed that reovirus replication is not just restricted to cells with an active RAS pathway, oncogenic mutations and amplifications in upstream and downstream mediators of the RAS-pathway also allow for viral replication and oncolysis. Moreover, active RAS is known to stimulate over 18 downstream effector proteins, many of which have been shown to facilitate viral replication, such as. Cells bearing dysfunctional or deleted tumor suppressor genes and or chemo- or radiation-induced cell stress also show increased sensitivity to reovirus replication and lysis.

Induction of Innate Immunity

Preclinical and clinical studies provide compelling lines of evidence that pelareorep functions as an immunogenic agent. Indeed, preclinical studies by Steele and colleagues demonstrated that melanoma cells infected with pelareorep can produce an innate immune response triggering the release of inflammatory cytokines. This inflammatory environment promotes a chemotactic response in NK cells, dendritic cells, and cytotoxic T-cells, altering the tumour microenvironment to support bystander immune-mediated cancer cell death. Intriguingly, preclinical studies have also demonstrated that the beneficial immunogenic functions of pelareorep can occur independent of viral replication. Pelareorep performs this immunogenic function, in part, by activating dendritic cells, key regulators of both adaptive and innate immunity. Dendritic cells activated by reovirus in turn stimulate the innate antitumor activity of natural killer (“NK”) cells and aid in the priming of specific antitumor cytotoxic lyphocyte, demonstrating that dendritic cells’ recognition of reovirus may trigger a beneficial innate immune response.

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A clinical trial with pelareorep (REO 013) provided an opportunity to study human NK cell activation in a controlled manner. Ten colorectal cancer patients with liver metastases received between one and five doses of pelareorep prior to surgical resection of their tumor. NK cell activation peaked 24 to 48 hours post-infection, coincident with a peak of pro-inflammatory cytokines. NK cells within reovirus-treated blood mononuclear cells were stimulated to kill tumor targets, but not normal hepatocytes. Moreover, peripheral blood mononuclear cells were able to hand-off virus to tumors for direct oncolytic killing. Similarly, NK cells within liver mononuclear cells became selectively cytotoxic towards tumor cells when activated by reovirus. These results showed that reovirus modulates human NK cell activity in vivo and suggest that this may contribute to the therapeutic effect of pelareorep.

Induction of Adaptive Immunity

Adaptive anti-tumor immunity allows for elimination of existing cancer cells and performs constant surveillance, preventing relapse, and increasing patient overall survival. An adaptive immune response requires two signals: a signal from an APC, as well as a co-stimulation signal in the form of cytokines. In the absence of both signals, the adaptive immune response fails. Therapy with pelareorep has the potential to activate both signals. Following its therapeutic administration, pelareorep enhances the expression of ‘foreign’ antigens/markers on tumor cells. Oncolysis of tumor cells exposes tumor-associated antigens (“TAAs”) and viral-associated antigens (“VAAs”) for processing and presentation by APCs, such as dendritic cells. Through the combined actions of these immunological events, pelareorep facilitates the display of novel ‘foreign’ antigens on the surface of infected tumor cells and APCs. Simultaneously, pelareorep induces an inflammatory response promoting the expression of co-stimulatory molecules and inflammatory cytokines. Together, pelareorep mediated immunological events over-rule tumor antigen presentation impairments and initiate adaptive anti-tumor immunity.

By promoting the expression of novel antigens and the release of inflammatory cytokines, pelareorep, promotes an inflamed tumor phenotype. An inflamed tumor phenotype is characterized by NK and T-cell infiltration, increased expression of chemokines/ cytokines, and increased expression of checkpoint ligands. This phenotype correlates with an increase in overall survival and has a positive prognostic value for early stage cancers. In patients with metastatic cancer, an inflamed tumor phenotype is associated with better clinical outcomes when treated with immunotherapies, including immune checkpoint blockade inhibitors, cancer vaccines, and adoptive T-cell therapies. By promoting an inflamed tumor phenotype, pelareorep primes an anti-cancer immune response (see Figure 2, below).

Figure 2. Pelareorep primes an anti-cancer immune response

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Clinical Development Plan

The primary objective of our clinical development plan is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling mBC survival data that was presented at the 2017 American Association for Cancer Research Annual Meeting, in Washington, D.C. The second objective is to expand pelareorep into commercially valuable new treatment areas. Our clinical development program focuses on the three components of pelareorep’s mechanism of action and includes the following:

Immunotherapy Combinations

This program focuses on the potential for pelareorep to cause a specific adaptive immune response in combination with checkpoint inhibitors. In 2017, we announced our first data set combining a checkpoint inhibitor with pelareorep and pembrolizumab (Keytruda®) in pancreatic cancer, which demonstrated safety and tolerability and in five efficacy evaluable patients, one had a partial response (six-month duration) and two had stable disease (lasting 126 and 221 days). In the first half of 2019 we announced the regulatory approval and the start of enrollment in our AWARE-1 study which examines the use of pelareorep and atezolizumab (Tecentriq®) in a breast cancer window-of -opportunity study. Additional studies are now being planned.

Chemotherapy Combinations

This program focuses on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various tumor types. In 2017, we reported additional clinical data from our randomized clinical program which includes clinical trial collaborations with the Canadian Cancer Trials Group (formerly known as the National Cancer Institute of Canada). Specifically, subgroup analysis in the IND 213 trial in mBC revealed a significant improvement in the overall survival of patients that are hormone receptor positive (HR+) / human epidermal growth factor receptor 2 negative (HER2-). In HR+/HER2- patients, pelareorep therapy in combination with paclitaxel doubled the overall survival from 10.8 month with paclitaxel therapy alone to 21.8 months with pelareorep plus paclitaxel. This increase in overall survival is consistent with previous survival data reported from our U.S. NCI pancreatic trial which suggests a long-term survival benefit when comparing test and control arms at 24 months.

Business Strategy

Our business strategy is to develop and market pelareorep in an effective and timely manner, and access additional technologies at a time and in a manner that we believe is best for our development. We intend to achieve our business strategy by focusing on these key areas:

·	Develop pelareorep through our clinical development plan assessing the safety and efficacy in human subjects;

·	Establish collaborations with experts to assist us with scientific and clinical developments of this new potential pharmaceutical product;

·	Implement strategic alliances with select biopharmaceutical companies and laboratories, at a time and in a manner whereby such alliances may complement and expand our own research and development efforts, and which may eventually expand to include providing additive sales and marketing capabilities;

·	Utilize our broadening patent base and collaborator network as a mechanism to meet our strategic objectives; and

·	Develop relationships with companies that could be instrumental in assisting us to access other innovative therapeutics.

Our business strategy is based on attaining a number of commercial objectives, which, in turn, are supported by a number of product development goals. In this Prospectus Supplement, statements of our “belief” are based primarily upon our results derived to date from our research and development program with animals, early stage human trials and our most recent data in HR+/HER2- mBC patients, upon which we believe that we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals, or early stage human trials, whether a new therapeutic will ultimately prove to be safe and effective in humans. There are no assurances that the particular result expected by us will occur.

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As of the date hereof, we do not intend to become a fully integrated pharmaceutical company with substantial in-house research and development, marketing and distribution or manufacturing capabilities. We are pursuing a strategy of establishing relationships with larger companies as strategic partners. It is anticipated that future clinical development into large international or pivotal trials would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance. In exchange for certain product rights and commitments to market our products, the strategic partners would be expected to share in proceeds from the sale of our product or products.

USE OF PROCEEDS

The estimated net proceeds to be received by us from the sale of the Units will be approximately US$ (approximately C$           ), after deducting the Underwriter Fee of US$           and the expenses of the Offering, estimated at US$           (or approximately US$           if the Over-Allotment Option is exercised in full).

·	US$ million for the advancement of the Corporation’s BRACELET-1 study;

·	US$ million for manufacturing and drug supply costs;

·	US$ million for the Corporation’s intellectual property program; and

·	US$ for general corporate and administrative expenses.

The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement.

DETAILS OF THE OFFERING

The Offering consists of          Units (          Units if the Underwriter exercises the Over-Allotment Option in full) at a price of US$          per Unit.

Common Shares

We are authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder to one vote per share held at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

Warrants

The Warrants issued under the Offering will be governed by a Warrant Agency Agreement (the “Warrant Agency Agreement”) to be entered into between the Corporation and American Stock Transfer & Trust Company, LLC, as agent for the holders of the Warrants (the “Warrant Agent”). The following description is subject to the detailed provisions of the Warrant Agency Agreement. Reference should be made to the Warrant Agency Agreement for the full text of attributes of the Warrants, which we will file on SEDAR under our profile at www.sedar.com following the closing of the Offering.

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

For greater certainty, all Warrants, including the Warrants issued pursuant to, or in connection with, the Over-Allotment Option, will expire on the same expiry date five years from the Closing Date, subject to acceleration in certain events.

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Cashless Exercise. In the event that a registration statement covering Common Shares underlying the Warrants, or an exemption from registration, is not available for the resale of such Common Shares underlying the Warrants, the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of Common Shares determined according to the formula set forth in the Warrant. In no event shall we be required to make any cash payments or net cash settlement to the registered holder in lieu of issuance of Warrant Shares underlying the Warrants.

Exercise Price. The initial exercise price per share of Warrants Shares purchasable upon exercise of the Warrants is US$         . The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Certain Adjustments. The exercise price and the number of Common Shares purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of our Common Shares.

Transferability. Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us together with the appropriate instruments of transfer.

Warrant Agent and Exchange Listing. The Warrants will be issued in registered form under the Warrant Agency Agreement between the Warrant Agent, as warrant agent, and the Corporation. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. See “Risk Factors”.

Fundamental Transaction. If, at any time while the Warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our Common Shares are permitted to sell, tender or exchange their Common Shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding Common Shares, (4) we effect any reclassification or recapitalization of our Common Shares or any compulsory share exchange pursuant to which our Common Shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of our outstanding Common Shares, each, a “Fundamental Transaction,” then upon any subsequent exercise of the Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise of the Warrant, and any additional consideration payable as part of the Fundamental Transaction. Notwithstanding the foregoing, in the event of a fundamental transaction (other than certain fundamental transactions where the Company remains the surviving company) as described above, the holder may, subject to certain conditions, require the Company or a successor entity to purchase the warrant from the holder by paying to the holder an amount in cash equal to the Black-Scholes value of the remaining unexercised portion of the warrant on the effective date of such change of control; provided, however, that, if the change of control is not within the Company’s control, including not approved by the Company’s board of directors, the holder will only be entitled to receive from the Company or any successor entity, as of the date of consummation of such change of control, the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the warrant, that is being offered and paid to the holders of our common stock in connection with the change of control, whether that consideration is in the form of cash, stock or any combination thereof, or whether the holders of common stock are given the choice to receive from among alternative forms of consideration in connection with the change of control.

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Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Common Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the holder exercises the Warrant.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at June 30, 2019 before and after giving effect to the Offering. There has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the Corporation’s most recently filed financial statements for the three and six months ended June 30, 2019. The table below should be read in conjunction with our interim consolidated financial statements for the three and six months ended June 30, 2019 and the related management’s discussion and analysis thereof, incorporated in each case by reference in this Prospectus Supplement and the Prospectus.

	As at June 30, 2019		As at June 30, 2019 after giving effect to the Offering(1)(3)			As at June 30, 2019 after giving effect to the Offering, including the Over-Allotment Option(2)(3)
Share capital		C$292,611,439 (20,359,295 Common Shares)		C$ ( Common Shares)			C$ ( Common Shares)

Warrants	C$	3,617,570	C			C$

Contributed surplus	C$	28,752,377	C$			C$

Accumulated other comprehensive income	C$	482,549	C$			C$

Accumulated deficit	C$	(321,675,987)	C$	(	)	C$	(	)

Total shareholders’ equity	C$	3,787,948	C$			C$

Notes:

(1)	Based on the issuance of Common Shares underlying Units pursuant to the Offering for aggregate gross proceeds of US$ , less the Underwriter Fee of US$ and the expenses of the Offering, estimated at US$ .
(2)	Based on the issuance of Common Shares underlying Units pursuant to the Offering, assuming the exercise in full of the Over-Allotment Option, for aggregate gross proceeds of US$ , less the Underwriter Fee of US$ and the expenses of the Offering, estimated at US$ .
(3)	Assumes no exercise of Warrants underlying Units pursuant to the Offering.

DILUTION

If you invest in the Common Shares, your interest will be diluted to the extent of the difference between the public Offering price per Common Share and the as adjusted tangible book value per Common Share after the Offering. The Corporation’s net tangible book value as of June 30, 2019 was C$3,787,948, or C$0.1861 per share. The Corporation’s as adjusted net tangible book value per share set forth below represents its total tangible assets less total liabilities, divided by the number of Common Shares outstanding.

Dilution results from the fact that the per Common Share Offering price is substantially in excess of the book value per Common Share attributable to the existing shareholders for the Corporation’s presently outstanding Common Shares. After giving effect to the Corporation’s issuance and sale of                    Common Shares and Warrants under the Offering at an assumed initial public Offering price of US$          per share (approximately C$                    ), after deducting the Underwriter Fee and estimated offering expenses payable by the Corporation, the as adjusted net tangible book value as of June 30, 2019 would have been C$          , or C$          per share. This represents an immediate increase in net tangible book value to existing shareholders of C$           per share. The public Offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in the Offering will suffer an immediate dilution of their investment of C$           per share. The following table illustrates this per share dilution to the new investors purchasing shares in the Offering:

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Offering(1)(2)
Offering price per Unit	C$
Net tangible book value per Common Share as of June 30, 2019	C$	0.1861
Increase per Common Share attributable to the Offering	C$
As adjusted net tangible book value per Common Share after the Offering	C$
Dilution per Common Share to new investors	C$

Note:

(1)	Based on the issuance of Units pursuant to the Offering for aggregate gross proceeds of US$ , less the Underwriter Fee of US$ and the expenses of the Offering, estimated at US$ .
(2)	Assumes no exercise of Warrants underlying Units pursuant to the Offering.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the trading symbol “ONC” and on the NASDAQ under the trading symbol “ONCY”. On August 12, 2019, the closing price of our Common Shares on the Nasdaq was US$0.97 per Common Share and on the TSX was C$1.22 per Common Share.

The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated:

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2018
August	6.76	5.23	5.46	447,865	5.31	4.00	4.18	1,362,577
September	6.52	4.94	4.96	747,789	5.12	3.77	3.86	1,412,087
October	5.47	3.41	4.05	1,006,423	4.33	2.60	3.07	1,943,334
November	4.12	2.82	3.50	503,826	3.20	2.13	2.61	858,710
December	3.44	2.26	2.51	526,966	2.61	1.6382	1.81	1,158,436

2019
January	3.25	2.43	2.72	704,629	2.50	1.76	2.09	2,008,478
February	3.13	2.55	2.70	605,259	2.37	1.95	2.035	1,490,764
March	2.87	2.35	2.48	711,198	2.14	1.7501	1.86	1,935,669
April	2.68	2.41	2.59	639,246	2.01	1.80	1.91	2,962,881
May	2.75	2.20	2.32	578,061	1.96	1.5993	1.72	935,942
June	2.61	2.18	2.26	546,095	1.94	1.61	1.70	1,205,291
July	2.26	1.75	1.79	349,000	1.78	1.311	1.34	644,978
August 1 to 12	1.75	1.13	1.22	613,672	1.33	0.8301	0.97	2,208,978

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve month period preceding the date of this Prospectus Supplement.

Common Shares

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve month period preceding the date of this Prospectus Supplement.

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Common Shares

During the twelve month period prior to the date of this Prospectus Supplement, the Corporation has issued:

(a)	an aggregate of 1,590,747 Common Shares pursuant to the Equity Distribution Agreement and a prospectus supplement dated October 24, 2018 to the Prospectus, at prices ranging from US$1.6014 to US$3.1167 per Common Share, with the weighted average price being US$1.9368 per Common Share;

(b)	an aggregate of 2,188,063 Common Shares pursuant to a purchase agreement dated September 28, 2018 between the Corporation and Lincoln Park Capital Fund and a prospectus supplement dated September 28, 2018 to the Prospectus, at prices ranging from US$1.7358 to US$4.1082 per Common Share, with the weighted average price being US$2.3878 per Common Share; and

(c)	an aggregate of 79,550 Common Shares issued on the exercise of stock options granted pursuant to its amended and restated stock option plan or on the vesting of restricted share awards granted pursuant to its amended and restated incentive share award plan, particulars of which are set forth in the following table:

Date of Issue	Number of Common Shares Issued	Price per Common Share (US$)
September 12, 2018	6,473	2.82
September 17, 2018	3,000	2.04
September 18, 2018	5,700	2.39
September 27, 2018	4,420	2.39
October 2, 2018	4,210	2.20
November 30, 2018	5,263	2.38
November 30, 2018	21,052	2.35
January 4, 2019	1,982	1.78
February 22, 2019	2,105	2.03
April 3, 2019	2,575	1.85
April 16, 2019	8,354	1.90
July 4, 2019	12,311	1.72
July 5, 2019	2,105	1.71

Stock Options

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted stock options pursuant to its amended and restated stock option plan exercisable for an aggregate of 444,500 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Options Granted	Exercise Price (C$)
September 20, 2018	1,500	5.67
November 19, 2018	203,000	3.44
November 29, 2018	25,000	3.23
December 14, 2018	195,000	2.73
July 16, 2019	20,000	2.12

Share Awards

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted restricted share awards pursuant to its amended and restated incentive share award plan which, upon vesting, will entitle the holders thereof to receive up to an aggregate of 113,225 Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Share Awards Granted
November 27, 2018	75,698
December 31, 2018	18,266
March 31, 2019	9,113
June 30, 2019	10,148

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Unit Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Unit Shares, Warrants and Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Unit Shares, Warrants, and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Units, Unit Shares, Warrants or Warrant Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

·	a citizen or individual resident of the United States;

·	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

·	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

·	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Units, Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Units, Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Units, Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are required to accelerate the recognition of any item of gross income with respect to Units, Unit Shares, Warrants or Warrant Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Corporation’s outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., or (b) subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Units, Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Unit Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of one Unit Share and           of one Warrant. The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder. This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and           of one Warrant that comprise each Unit.

For this purpose, the Corporation will allocate U.S.$            of the purchase price for the Unit to the Unit Share and U.S.$          of the purchase price for each Unit to the           Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Passive Foreign Investment Company Rules

If the Corporation is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Unit Shares, Warrants or Warrant Shares.

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The Corporation believes that it was classified as a PFIC for the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for its current tax year ending December 31, 2019 and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Corporation (or by one of the Corporation’s subsidiaries). Each U.S. Holder should consult its own tax advisor regarding the Corporation’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Corporation generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Corporation’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Units, Unit Shares, Warrants or Warrant Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Units, Unit Shares, Warrants or Warrant Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Units and the acquisition, ownership, and disposition of Unit Shares, Warrants and Warrant Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Unit Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Unit Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Unit Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Unit Shares and Warrant Shares, if shorter).

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Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Unit Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Unit Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Unit Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Unit Shares, Warrant Shares or Warrants, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Unit Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Unit Shares and Warrant Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Unit Shares under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Corporation’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Corporation’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Unit Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

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A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Unit Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them by exercising the corresponding Warrant. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Units, Unit Shares, Warrants, and Warrant Shares.

The Corporation: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Corporation owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Unit Shares, the Corporation will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Corporation can provide no assurances that such Subsidiary PFIC will provide such information.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

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Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Unit Shares and Warrant Shares only if the Unit Shares and Warrant Shares are marketable stock. The Unit Shares and Warrant Shares generally will be “marketable stock” if the Unit Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Unit Shares and Warrant Shares are “regularly traded” as described in the preceding sentence, the Unit Shares and Warrant Shares are expected to be marketable stock. The Corporation believes that its Unit Shares were “regularly traded” in the second calendar quarter of 2019 and expects that the Unit Shares should be “regularly traded” in the third calendar quarter of 2019. However, there can be no assurance that the Unit Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Unit Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Unit Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Unit Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Unit Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Unit Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Unit Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Units. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Unit Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Unit Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Unit Shares and any Warrant Shares, over (ii) the fair market value of such Unit Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Unit Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Unit Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Unit Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Unit Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

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Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Unit Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Unit Shares, Warrants, or Warrant Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Unit Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Unit Shares, Warrants or Warrant Shares.

In addition, a U.S. Holder who acquires Unit Shares, Warrants or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Unit Shares, Warrants or Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Ownership, Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership, exercise and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If, as anticipated, the Corporation is a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes only will begin on the date on which such U.S. Holder acquired its Units.

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Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Distributions on Unit Shares and Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

The following discussion describes the general rules applicable to the acquisition, ownership and disposition of the Unit Shares and Warrant Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Unit Shares and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Corporation’s current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Corporation with respect to the Unit Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Unit Shares or Warrant Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Unit Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale or Other Taxable Disposition of Unit Shares and/or Warrant Shares

Upon the sale or other taxable disposition of Unit Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Unit Shares or Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Unit Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF UNIT SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires Units as beneficial owner pursuant to this Prospectus Supplement and who, for purposes of the Tax Act and at all relevant times: (a) deals at arm’s length with the Corporation and the Underwriter; (b) is not affiliated with the Corporation or the Underwriter; (c) acquires and holds the Unit Shares, the Warrants and any Warrant Shares acquired on the exercise of Warrants (collectively with the Unit Shares referred to as the “Shares”) as capital property; and (d) is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Shares or the Warrants in carrying on a business in Canada (each, a “Non-Resident Holder”). The Shares and Warrants will generally be considered to be capital property to a Non-Resident Holder unless the Non-Resident Holder holds or uses the Shares or Warrants, or is deemed to hold or use the Shares or Warrants, in the course of carrying on a business of trading or dealing in securities or has acquired them, or is deemed to have acquired them, in a transaction or transactions considered to be an adventure in the nature of trade. The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been publically announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or changes in the CRA’s administrative policies and assessing practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

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This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Units. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Non-Resident Holder. Non-Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Allocation of Purchase Price of Units

The total purchase price of a Unit to a Non-Resident Holder must be allocated on a reasonable basis between the Unit Share and the Warrant which comprise that Unit to determine the cost of each to the Non-Resident Holder for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate approximately US$ of the issue price of each Unit as consideration for the issue of each Unit Share and US$ of the issue price of each Unit for the issue of the Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Non-Resident Holder. The Non-Resident Holder’s adjusted cost base of the Unit Share will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Non-Resident Holder of all Common Shares of the Corporation owned by the Non-Resident Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Non-Resident Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Non-Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Non-Resident Holder of all Common Shares of the Corporation owned by the Non-Resident Holder as capital property immediately prior to such acquisition.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Shares or Warrants, unless the Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

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Generally, as long as the Shares are then listed on a designated stock exchange (which currently includes the TSX), the Shares and Warrants will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act) and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

In the case of a US Holder, the Shares of such US Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

UNDERWRITING

Under the terms and subject to the conditions in the Underwriting Agreement, Ladenburg Thalmann & Co Inc. (the “Underwriter”) has agreed to purchase, and the Corporation has agreed to sell to the Underwriter,                          Units.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion if (i) the Corporation shall have failed, refused or been unable, at or prior to such closing date, to perform any agreement on its part to be performed hereunder, (ii) any other condition of the Underwriters’ obligations hereunder is not fulfilled, (iii) trading on the Nasdaq or the TSX of the Common Shares shall have been suspended, (iv) minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the Nasdaq or the TSX, by such stock exchange or by order of the SEC or any other governmental authority having jurisdiction, (v) a banking moratorium shall have been declared by U.S. federal, Canadian federal or state authorities, or (vi) there shall have occurred any outbreak or escalation of hostilities or any calamity or crisis that, in the Underwriter’s judgment, is material and adverse and makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the Units offered under this Prospectus Supplement. The Underwriter is, however, obligated to take up and pay for all of the Units pursuant to the Offering if any of the Units are purchased under the Underwriting Agreement. However, the Underwriter is not required to take or pay for the Unit Shares or Over-Allotment Warrants covered by the Over-allotment Option.

The Offering is being made in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States by the Underwriter. The Units will be offered in the United States by the Underwriter directly. No Units offered pursuant to the Offering will be sold to Canadian purchasers. Subject to applicable law, the Underwriter may offer the Units outside of the United States and Canada.

The Underwriter is offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriter of officers’ certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Underwriter proposes to offer the Units directly to the public at the price set forth on the cover page of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of $ per Unit. After the Offering, these figures may be changed by the Underwriter. The offering price of the Units was determined by arm’s length negotiation between the Corporation and the Underwriter.

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The Underwriter Fee is equal to the public offering price per Unit less the amount paid by the Underwriter to the Corporation per Common Share. The following table shows the per Unit and total underwriting discount to be paid to the Underwriter in the Offering.

	Per Unit(1)	Without Over-Allotment Option Exercise	With Full Over-Allotment Option Exercise
Public Offering price	$	$	$
Underwriter Fee(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The Price to the Public and Underwriter Fee corresponds to (i) a Price to the Public per Unit Share of $ (or $ per Unit Share after deduction of the Underwriter Fee), and (ii) a Price to the Public per Warrant of $ (or $ per Warrant after deduction of the Underwriter Fee).

(2)	The Corporation has granted to the Underwriter an option (the “Over-Allotment Option”), exercisable in whole or in part to purchase up to an additional Unit Shares (each, an “Over-Allotment Unit Share”) and/or Warrants (each, an “Over-Allotment Warrant”) (up to 15% of the number of Unit Shares and Warrants sold in the primary offering) from us at the Public Offering Price for a period of 30 days from and including the date of this Prospectus Supplement to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Public Offering Price, the Underwriter Fee and net proceeds to the Corporation (prior to the deduction of the expenses of the Offering) will be US$ , US$ and US$ , respectively.

The Corporation estimates that its total expenses for the Offering will be approximately US$ . Pursuant to the terms of the Underwriting Agreement, the Corporation has also agreed to reimburse the Underwriter for expenses relating to the Offering up to US$150,000.

The Underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

The Corporation has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

The Corporation and its executive officers and directors, are subject to lock-up agreements that prohibit, subject to certain exceptions, the Corporation and such persons from, for a period of 90 days following the date of this Prospectus Supplement, offering, pledging, announcing the intention to sell, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase or otherwise transferring or disposing of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (B) entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, except for (1) sales of the Shares to the Underwriters pursuant to this Agreement, (2) grants of options, share awards or the issuance of Common Shares by the Corporation pursuant to equity incentive plans described in the Time of Sale Disclosure Package, or (3) issuance of shares upon exercise or conversion of securities outstanding as of the date hereof. The lock-up agreements do not prohibit the Corporation’s directors and executive officers from transferring Common Shares for bona fide estate or tax planning purposes and for certain other purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms.

The Common Shares of the Corporation are listed for trading on the Nasdaq under the symbol “ONCY” and on the TSX under the symbol “ONC”. The Corporation has applied to list the Common Shares qualified for distribution by this Prospectus Supplement on the Nasdaq and the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Nasdaq and the TSX, respectively.

The Underwriter may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Common Shares:

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·	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.
·	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of common stock while this offering is in progress.
·	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market, TSX, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the Underwriter also may engage in passive market making transactions in our Common Shares in accordance with Regulation M during a period before the commencement of offers or sales of shares of our Common Shares in this Offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we, nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the Underwriter make any representation that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

This Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on the web site maintained by the Underwriter and the Underwriter may distribute prospectus supplements electronically.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to, among other securities, the Common Shares. This Prospectus Supplement and the Prospectus, both of which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement and the Prospectus. Statements contained in this Prospectus Supplement, the Prospectus or a document incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

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You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR (www.sedar.com).

LEGAL MATTERS AND INTEREST OF EXPERTS

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent of the Corporation in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Ernst & Young LLP is registered with the U.S. Public Corporation Accounting Oversight Board.

Certain legal matters relating to the Offering will be passed upon on our behalf by McCarthy Tétrault LLP with respect to certain Canadian legal matters and by Dorsey & Whitney LLP with respect to certain U.S. legal matters and on behalf of the Underwriter by Osler, Hoskin & Harcourt LLP with respect to certain Canadian legal matters and by Ellenoff Grossman & Schole LLP with respect to certain U.S. legal matters. As at the date hereof, the partners and associates of each of McCarthy Tetrault LLP and Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of the Common Shares.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

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BASE SHELF PROSPECTUS

May 4, 2018

Cdn.$150,000,000

Common Shares
Subscription Receipts
Warrants
Units

______________

Oncolytics Biotech Inc. (the “Corporation”, “Oncolytics”, “we”, “our” or “us”) may from time to time offer and issue the following securities: (i) common shares in the capital of the Corporation (“Common Shares”); (ii) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation (“Subscription Receipts”); (iii) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (iv) securities comprised of more than one of Common Shares, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, up to an aggregate offering price of $150,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (iii) in the case of Warrants, the number of such Warrants offered, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (iv) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

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All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

In connection with any offering of the Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “ONC” and are quoted for trading on the OTCQX Best Market (“OTCQX”) under the trading symbol “ONCYF”. On May 3, 2018, the closing price of our Common Shares on the TSX was $0.63 per Common Share.

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

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TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “issuer” “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc., including, where the context requires, its subsidiaries and affiliates.

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using IFRS as issued by IASB and adopted by the Accounting Standards Board of Canada.

This Prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this Prospectus, the Corporation will file and deliver, except in cases where an exemption from such delivery requirement has been obtained, a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement also may add, update or change information contained in this Prospectus. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

·	risks related to all of our products, including REOLYSIN®, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

·	risks inherent in pharmaceutical research and development;

·	risks related to timing and possible delays in our clinical trials;

·	risks related to some of our clinical trials being conducted in, and subject to the laws of foreign countries;

·	risks related to our pharmaceutical products being subject to intense regulatory approval processes in the United States and other foreign jurisdictions;

·	risks related to being subject to government manufacturing and testing regulations;

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·	risks related to the extremely competitive biotechnology industry and our competition with larger companies with greater resources;

·	risks related to our reliance on patents and proprietary rights to protect our technology;

·	risks related to potential product liability claims;

·	risks related to our limited manufacturing experience and reliance on third parties to commercially manufacture our products, if and when developed;

·	risks related to our new products not being accepted by the medical community or consumers;

·	risks related to our technologies becoming obsolete;

·	risks related to our dependence on third party relationships for research and clinical trials;

·	risks related to our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. Ltd.;

·	risks related to our lack of operating revenues and history of losses;

·	uncertainty regarding our ability to obtain third-party reimbursement for the costs of our product;

·	risks related to other third-party arrangements;

·	risks related to our ability to obtain additional financing to fund future research and development of our products and to meet ongoing capital requirements;

·	risks related to potential increases in the cost of director and officer liability insurance;

·	risks related to our dependence on key employees and collaborators;

·	risks related to Barbados law, including those relating to the enforcement of judgments obtained in Canada or the United States;

·	risks related to the effect of changes in the law on our corporate structure;

·	risks related to expenses in foreign currencies and our exposure to foreign currency exchange rate fluctuations;

·	risks related to fluctuations in interest rates;

·	risks related to information technology systems; and

·	risks related to our Common Shares.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in our Annual Report. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements other than as required under applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” in our Annual Report and all other information included in or incorporated by reference in this Prospectus before making investment decisions with regard to the Securities.

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RISK FACTORS

An investment in the Securities involves a high degree of risk. Prospective investors should note that there is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

Prospective investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including in subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby. Discussions of certain risks affecting the Corporation in connection with its business are provided under the heading “Risk Factors” in our Annual Report filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	our annual report on Form 20-F (“Annual Report”) dated March 19, 2018, for the year ended December 31, 2017 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form);

(b)	our management information circular dated March 27, 2018 relating to the annual general meeting of shareholders to be held on May 3, 2018;

(c)	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2017 and 2016, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, together with the independent auditors’ report thereon; and

(d)	our management’s discussion and analysis of financial condition and results of operations dated March 8, 2018, for the year ended December 31, 2017.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the date which is 25 months from the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein)

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Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and the related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101) pertaining to a distribution of Securities will be filed under the Corporation’s profile on SEDAR (www.sedar.com). In the event that such marketing materials are filed subsequent to the date of filing of the applicable prospectus supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirement has been obtained, and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Corporation’s auditor and legal counsel; and (iii) the powers of attorney from the directors and certain officers of the Corporation. A copy of the form of warrant indenture, unit indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

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ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml). Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR (www.sedar.com).

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we further amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors (the “Board”).

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary or Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN (pelareorep), a systemically administered immuno-oncology (“I-O”) viral agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use, pelareorep, an unmodified reovirus, is a first in class systemically administered I-O viral agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus. See “Documents Incorporated by Reference.”

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Recent Developments

On February 23, 2018, the Corporation received approval from the holders of Common Shares to amend the Articles to effect the consolidation of the issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board, in its sole discretion, provided that the ratio may be not less than two (2), and not more than fifteen (15), pre-consolidation Common Shares for each one post-consolidation Common Share, such amendment to become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation, but in any event no later than February 22, 2019, subject to approval of the Toronto Stock Exchange.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation on a consolidated basis since December 31, 2017.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares.

Common Shares

The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

As at the date hereof, we have 142,325,222 Common Shares issued and outstanding. After giving effect to the exercise of all outstanding options to acquire Common Shares and all outstanding share awards granted under the Corporation’s Incentive Share Award Plan, we would have 154,164,330 Common Shares issued and outstanding.

Common Share Purchase Warrants

As of the date hereof, we have 16,445,000 Common Share purchase warrants (the “2017 Warrants”) issued and outstanding. Each 2017 Warrant entitles the holder to purchase one Common Share until June 1, 2022, at an exercise price of $0.95. The 2017 Warrants are subject to acceleration if the volume weighted average price of the Common Shares equals or exceeds $2.50 for a period of 15 consecutive trading dates.

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In addition, as of the date hereof, the Corporation has outstanding Common Share purchase warrants as follows:

·	a Common Share purchase warrant (the “First Adlai Warrant”) exercisable by the holder thereof until May 14, 2018 to purchase such number of Common Shares as is calculated by dividing US$2,000,000 by the Exercise Price (as defined below); and

·	a Common Share purchase warrant (the “Second Adlai Warrant”) exercisable by the holder thereof until November 14, 2020 to purchase such number of Common Shares as is calculated by dividing US$6,000,000 by the Exercise Price.

For purposes of the First Adlai Warrant and the Second Adlai Warrant, the term “Exercise Price” means an amount equal to 120% of the volume weighted average trading price of the Common Shares on the TSX (or, if the Common Shares begin trading on The NASDAQ Capital Market, on The NASDAQ Capital Market as of the date such trading commences) for the five trading days immediately preceding the exercise date.

The First Adlai Warrant is subject to a right to call by the Corporation upon the later of: (i) May 14, 2018; and (ii) the date of the enrollment of the first patient in a Phase III Study related to pelareorep. The Second Adlai Warrant is subject to a right to call by the Corporation upon the date of the enrollment of the fiftieth (50th) patient in a Phase III Study related to pelareorep.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement (the ”Subscription Receipt Agreement”). A copy of the Subscription Receipt Agreement will be filed by us with the applicable securities regulatory authorities after it has been entered into by us and will be available electronically under the Corporation’s profile on SEDAR (www.sedar.com) and, if applicable, we will file with the SEC via EDGAR (www.sec.gov/edgar.shtml) as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that we file with the SEC, any Subscription Agreement describing the terms and conditions of such Subscription Receipts that we are offering before the issuance of such Subscription Receipts.

Pursuant to the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Share or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus or a Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

·	the number of Subscription Receipts offered;

·	the price at which the Subscription Receipts will be offered;

·	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

·	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

·	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

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·	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

·	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

·	the material Canadian tax consequences of owning such Subscription Receipts; and

·	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that we are offering before the issuance of such Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

·	the designation and aggregate number of Warrants offered;

·	the price at which the Warrants will be offered;

·	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

·	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

·	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

·	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

·	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

·	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

·	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

·	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

·	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

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DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any unit agreement describing the terms and conditions of such Units that we are offering before the issuance of such Units.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

·	the designation and aggregate number of Units offered;

·	the price at which the Units will be offered;

·	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

·	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

·	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

·	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and we may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering and sale of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering and sale of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered and sold thereby.

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If the underwriters purchase Securities from us as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered and sold by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the Common Shares. In the event that we elect to pursue an “at-the-market distribution” in Canada, we will apply for the required exemptive relief from the applicable securities commissions or similar regulatory authorities in Canada. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters. Any such reduction to the public offering price will not affect the net proceeds received by the Corporation.

The Securities may also be sold directly by us, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by us and the purchaser or through one or more agents designated by us from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general funds. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities. See “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

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CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP with respect to matters of Canadian law and Dorsey & Whitney LLP, with respect to matters of U.S. law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, own less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is Ernst & Young LLP, Chartered Professional Accountants, Calgary, Alberta. Ernst & Young LLP has confirmed that it is independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legislation or regulations.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices located in Calgary, Alberta and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano, William G. Rice and Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano, Rice and Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (Alberta). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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